AXIS Capital Holdings Limited
P.O. Box HM 1254
Hamilton, HM FX
Bermuda

August 21, 2012
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AXIS Capital Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2012
File No. 001-31721
Dear Mr. Rosenberg:
We are responding to the comment letter, dated August 6, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning AXIS Capital Holdings Limited’s (the “Company”, "we" or "our") Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended June 30, 2012.
Set forth below are the Company's responses to the comments raised by the Staff. For the convenience of the Staff, we have repeated the Commission's comments (displayed in italics) immediately prior to our responses. Unless otherwise specified, financial amounts contained within this letter are presented in thousands of U.S. dollars.
Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Underwriting Results - Group, page 53

1.
It appears that your group underwriting income and at least some of its components are non-GAAP measures. Although underwriting income/loss appears to be your measure of profit or loss for each reportable segment under ASC 280-10-50-22, the presentation of a total segment profit or loss measure in any context other the reconciliation under ASC 280-10-50-30b is a non-GAAP measure consistent with the guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please amend your filing to revise your disclosure to identify group underwriting income/loss and any of its components that are not presented on your financial statements as non-GAAP measures and provide all the reconciliations and other disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response

We confirm the Staff's understanding that underwriting income/loss is our measure of profit or loss for each reportable segment under ASC 280-10-50-22. Upon review of Question 104.04 of the Commission's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, we concur that the interpretative guidance contained therein establishes that the presentation of our group underwriting income/loss in any context other than within our Segment Information financial statement footnote constitutes the presentation of a non-GAAP financial measure.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

The Staff's comment also queried whether some components of group underwriting income/loss were also non-GAAP financial measures. We recognize that the nature of general and administrative expenses included within our group underwriting income/loss differs from that presented in our Consolidated Statement of Operations. Specifically, our group underwriting income/loss measure excludes corporate general and administrative expenses, which are not allocated to our reportable segments.

With respect to the presentation of group underwriting income/loss, we note that page 53 of our 2011 Form 10-K provides a description of underwriting income, indicating that it "takes into account net premiums earned and other insurance related income as revenues and net losses and loss expenses, acquisition costs and underwriting-related general and administrative costs as expenses." In addition, the footnote accompanying the tabular disclosure of group underwriting income/loss on page 53 provides a cross-reference to the reconciliation of group underwriting income/loss to income before income taxes (the most directly comparable financial measure calculated and presented in accordance with GAAP) included in our Segment Information financial statement footnote.

With respect to the general and administrative expenses included within the group underwriting income/loss measure, we note that the definition of underwriting income provided on page 53 notes that only "underwriting-related" general and administrative expenses are included. In addition, we note that "corporate expenses" (which is the sole reconciling item between the underwriting-related general and administrative expenses presented on page 53 and the general and administrative expenses presented in our Consolidated Statement of Operations) is included in the reconciliation provided in our Segment Information financial statement footnote.

After consideration of the Staff's comment in conjunction with our existing disclosures noted above, we believe that the spirit of the S-K Item 10(e)(1)(i) disclosure requirements is addressed by our 2011 Form 10-K disclosures. However, in light of the Staff's comment, we propose to revise and expand our disclosures related to group underwriting income/loss and the nature of general and administrative expenses included therein in future Form 10-K and 10-Q filings, commencing with our Form 10-Q for the quarterly period ended September 30, 2012; our proposed modifications are outlined in Exhibit A. We note that these modifications impact page 53 of our 2011 Form 10-K, as identified by the Staff, as well as the 'Non-GAAP Financial Measurements' section on pages 114 and 115 and that similar disclosures are provided in our Form 10-Q filings. We respectfully submit that these proposed modifications are not material to an investor or potential investor's understanding of our results of operations.

Notes to Consolidated Financial Statements
Note 18. Statutory Financial Information, page 174

2.	With respect to your statutory disclosures, please amend your filing to address the following:

•
The disclosure in this Note is required by ASC 944-505-50 and Rule 7-03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.

•
You disclose the capital and surplus positions of your principal operating subsidiaries. Please clarify what you mean by principal operating subsidiaries. Explain why you have not disclosed the required information under ASC 944-505-50-1 for each of your operating subsidiaries.

•	Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Response

"Unaudited" Statutory Capital and Surplus

Annual statutory filings for our operating subsidiaries in Bermuda and Ireland are due on April 30 of the following year. In the United States, these filings are due on March 1 of the following year, with the corresponding audit reports not due until June 1. In order to prepare our Form 10-K Statutory Financial Information footnote disclosures, estimated statutory information is compiled for each of our operating entities and becomes the data source for our disclosures. This estimated statutory information is subject to control procedures, including but not limited to an analysis of required statutory adjustments and a review of routine and recurring statutory adjustments for completeness, which are designed to ensure that the estimated information is compiled in a consistent and accurate manner. In addition, supporting working papers related to the estimated statutory information are provided to our auditors prior to the filing of our Form 10-K. However, at the time our Form 10-K is

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

filed in late February, statutory filings are yet to be filed with the relevant regulatory authorities and entity-level statutory audits are not yet complete. The inclusion of the word 'unaudited' on page 174 of our 2011 10-K was intended to convey to a reader of our financial statements that underlying statutory filings and audits were not yet complete and, therefore, that the 2011 amounts were subject to change. In light of the Staff's comment, we acknowledge that enhancements to our existing disclosures may provide further clarity.

For the Staff's reference, the table below summarizes the differences between the estimated December 31, 2011 statutory information provided on page 174 of our 2011 Form 10-K and the corresponding amounts per the statutory filings subsequently filed with the relevant regulatory authorities.

	Bermuda		Ireland		United States
At December 31, 2011	Per 10-K	Final	Per 10-K	Final	Per 10-K	Final

Required statutory capital and surplus	$2,004,439	$2,007,438	$262,879	$262,879	$325,998	$326,829
Actual statutory capital and surplus	$3,887,670	$3,887,670	$820,891	$820,891	$1,237,046	$1,237,046

From the above table, it is clear that there were no material differences between the December 31, 2011 statutory information presented on page 174 of our 2011 Form 10-K and the corresponding amounts included in the subsequently filed annual statutory filings. As such, we respectfully submit that an amended Form 10-K filing which excludes the word 'unaudited' and presents final required and actual statutory capital and surplus amounts in accordance with the statutory filings ultimately filed would not provide an investor or potential investor with substantive new information. However, in light of the Staff's comment, we propose to include disclosure similar to that outlined in Exhibit B commencing with our Form 10-K filing for the fiscal year ended December 31, 2012; this disclosure removes the reference to "unaudited" information and clarifies, via footnote disclosure, that current year statutory capital and surplus information is based on estimated statutory information.

"Principal Operating Subsidiaries"

Our (re)insurance business is underwritten by operating subsidiaries (the "Home Offices") domiciled in three regulatory jurisdictions: Bermuda, Ireland and the United States; our reference to "principal operating subsidiaries" was meant to refer to these Home Offices.

Certain operating subsidiaries in each of our Home Offices also underwrite (re)insurance business through branch offices located in other regulatory jurisdictions. Specifically: our Bermudian operating subsidiary maintains a branch office in Singapore; we maintain branch offices in Australia, Switzerland and the United Kingdom through Irish operating subsidiaries; and, a United States operating subsidiary maintains a branch office in Canada. None of these branch offices is a separate legal entity and, therefore, each branch office is considered part of the relevant Home Office for regulatory purposes; as a result, the required and actual statutory capital and surplus, dividend restrictions and statutory net income for each branch office are included within the home office amounts presented in our Statutory Financial Information footnote on pages 174 and 175 of our Form 10-K. For Staff reference, we confirm that 100% of our underwriting activity is captured by the disclosures on pages 174 and 175 and that all of the (re)insurance business we underwrite is regulated by a regulatory body in Bermuda, Ireland or the United States.

To provide additional clarification for the Staff, we note that we have one operating subsidiary in Bermuda, two in Ireland and four in the United States. We confirm that the ratios of actual to required statutory capital and surplus for each individual Irish and U.S. operating subsidiary are congruent with those for the Irish and U.S. jurisdictions as a whole, as presented on page 174 of our 2011 Form 10-K. For the Staff's reference, the ratios for these individual operating subsidiaries ranged from 295% to 447% at December 31, 2011; as such, actual capital was significantly in excess of statutory requirements for each operating subsidiary. We do not foresee a change in the congruency of these operating subsidiary-level ratios; however, if such a circumstance was to arise, we confirm that we would provide the required and actual statutory capital and surplus disclosures at the operating subsidiary level. With respect to dividend/distribution restrictions and statutory net income disclosures, it is our belief that these amounts are most meaningfully presented at the Home Office level (rather than individually for each operating subsidiary) because this is the level at which regulatory restrictions and accounting principles are principally established. Given these facts, we do not believe that disclosure of these items at the operating subsidiary level would provide any meaningful additional information.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

In addition to being regulated by the regulatory authority of the relevant Home Office jurisdiction, certain of our branch offices (namely the Singaporean, Australian and Canadian branches) are subject to further minimum capital or asset requirements imposed by regulatory authorities in their country of domicile. The minimum capital or asset requirements for these branches established by local regulatory authorities are insignificant in comparison to those for the Home Office jurisdictions, already disclosed in our Statutory Financial Information footnote. Further, we confirm that the ratios of actual vs. required capital/asset requirements in those jurisdictions is congruent with those for the relevant Home Office. For Staff reference, we note that the most significant statutory requirement in any of these local jurisdictions at December 31, 2011 was required statutory capital and surplus of $33 million for our Singapore branch and that the corresponding actual capital and surplus for that branch was $82 million. Given the insignificance of these local requirements in comparison to Home Office jurisdiction requirements, as well as the fact that the presentation of local domiciliary requirements would result in duplicative presentation because our branches are fully incorporated in the Home Office statutory requirements and disclosures, we do not believe additional numerical presentation of branch requirements in our Statutory Financial Information footnote is warranted.

However, in light of the Staff's comment, we propose to include clarifying disclosure modifications similar to those presented in Exhibit B, commencing with our Form 10-K for the fiscal year ended December 31, 2012.

Disclosures Required by ASC 944-505-50-2 through 50-6

We note that paragraphs 50-2 through 50-4 require additional disclosures for U.S. insurance subsidiaries where:

1.	State prescribed accounting practices differ from NAIC statutory accounting practices; or

2.	Permitted statutory accounting practices differ from those prescribed by either the state or the NAIC;
and
the use of prescribed or permitted statutory accounting practices (individually or in the aggregate) results in reported statutory surplus or risk-based capital that is significantly different from that which would have been reported under NAIC statutory accounting practices.

With respect to each of our U.S.-domiciled insurance entities, we confirm that there were no state-prescribed or permitted statutory accounting practices that resulted in reported statutory surplus or risk-based capital that differed from that which would have been reported under NAIC statutory accounting practices for any of the periods presented in our 2011 Form 10-K. As such, no additional disclosures were required.

Paragraph 50-5 imposes similar disclosure requirements with respect to non-U.S. insurance entities. With respect to each of our non-U.S. insurance entities, we confirm that there were no permitted regulatory accounting practices that differed from the prescribed practices of the respective regulatory authorities for any of the periods presented in our 2011 Form 10-K. As such, no additional disclosures were required.

With respect to paragraph 50-6, we confirm that none of our insurance entities used permitted practices that prevented the trigger of a regulatory event during any of the periods covered by our 2011 Form 10-K disclosures. As such, no additional disclosures were required.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 4. Fair Value Measurements, page 20

3.
We acknowledge your disclosures added under the new requirements of ASU 2011-04. You disclose that you do not provide quantified significant unobservable inputs for Level 3 investments in hedge funds and credit funds priced at net asset value. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following comments:

•
Please disclose how you validate or assess the appropriateness of the net asset values provided by your hedge fund and credit fund investments. Differentiate between what you do at quarter-end versus year-end.

•
Please explain how your validation/assessment process does not provide you insight into the valuation of these investments. In this regard, ASC 820-10-50-2bbb requires the disclosure of unobservable inputs that are reasonably available to you.

Response

Validation/Assessment Processes for Net Asset Values ("NAVs")

At June 30, 2012, our diversified portfolio of 19 hedge and credit funds had an estimated fair value of $737 million. In our view, there are two main risks associated with estimating the fair value of our hedge and credit funds for financial reporting purposes:

a.
As final NAVs are often provided after we have closed our quarterly reporting cycle, it is necessary for us to use return estimates from fund managers to ensure we have no lag in our reporting of fair value. Of our 19 fund holdings, 18 provide monthly valuations with the remaining one fund providing quarterly valuations.

b.
Within the hedge and credit fund industries, there is a general lack of transparency necessary to facilitate a detailed independent assessment of the value of the securities that underlie each of the NAVs.

In order to address these risks, our quarterly reporting process includes a number of validation and assessment processes to assist us in the evaluation of the quality of the information, including but not limited to NAVs provided by fund managers and fund administrators. These validation and assessment processes include, but are not limited to:

•	regular review and discussion of each fund's performance with its manager;

•	regular evaluation of performance against applicable benchmarks; and

•	backtesting of our reported fair value estimates.

These processes are applied consistently for each reporting period and the only difference relates to backtesting; for year-end value estimates, we backtest our previously reported values for each individual fund against NAVs per audited financial statements and, for quarter-end value estimates, we backtest our previously reported values for each individual fund against unaudited NAVs from managers or administrators provided to us subsequent to the close of our quarterly accounting cycle. Historically, there have been no material differences between our year-end and quarter-end value estimates and the values confirmed by our backtesting process.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

For the Staff's reference, the results of our latest backtesting of both annual and quarterly estimates of fair value are presented in the tables below:

	Total Fair Value of Hedge and Credit Funds
	Per 10-K	Per Audited NAV	Understatement
December 31, 2011	$632,760	$633,518	$(758)	(0.1)%
December 31, 2010	$463,033	$466,057	$(3,024)	(0.7)%
December 31, 2009	$458,856	$461,228	$(2,372)	(0.5)%

	Total Fair Value of Hedge and Credit Funds
	Per 10-Q	Per Unaudited NAV	Understatement
June 30, 2012	$736,667	$737,843	$(1,176)	(0.2)%
March 31, 2012	$708,645	$709,329	$(684)	(0.1)%

Further contributing to the mitigation of valuation risks, we note that each of our hedge and credit fund investments report their NAVs in accordance with U.S. GAAP and undergo an annual audit; this provides us with a additional assurance that our NAV-based valuation estimates are in compliance with U.S. GAAP. Other than accruing for the return between the most recent NAV date and our reporting date (discussed in further detail below), we do not make any adjustments to the NAVs reported by fund managers and administrators in establishing our quarterly fair value estimates for hedge and credit funds.

However, in light of the Staff's comment, the Company proposes to expand its Fair Value Measurements footnote in future periodic reports to include the disclosure set forth in Exhibit C.

Disclosures Required by ASC 820-10-50-2bbb

Our fair value estimates for hedge and credit funds consist of two components: (a) the most recently issued NAV and (b) an estimate of the fund's return for the period between the date of the most recently issued NAV and our reporting date, as provided by the fund manager. Although both of these components are unobservable inputs, we believe only the most recently issued NAV is significant to the overall valuation of our Level 3 securities. Over the past three years, the average monthly return of our total hedge and credit funds was 0.6%. As such, the estimated fair value of our hedge and credit funds at any particular reporting date was, on average, comprised of 99.4% most recently issued NAV and only 0.6% return estimate; as a result, we concluded that the return estimates were not significant unobservable inputs. Therefore, the only significant unobservable input used to estimate the fair value of our hedge and credit funds is each fund's NAV. Since we are using NAVs as a practical expedient to value these investments, we believe Basis for Conclusion paragraph 89 ("BC89") of ASU 2011-04 applies. BC89 states that the FASB "concluded that the disclosures about the fair value of those assets and liabilities that are subject to the practical expedient and categorized within Level 3 of the fair value hierarchy would not be meaningful for such instruments because the determination of the level in the hierarchy is made on the basis of the reporting entity's ability to redeem its investments, rather than on the basis of whether the inputs used in the measurement are observable or unobservable". Based on BC89 and the fact that we are primarily reliant on the use of NAVs as a practical expedient in valuing our Level 3 hedge and credit funds, we respectfully submit that the disclosure requirements of ASC 820-10-50-2bbb do not apply and, therefore, no further disclosures are required.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

***

In addition, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 405-2604.

Very truly yours,

/s/ Joseph Henry
Joseph Henry
Executive Vice President and Chief Financial Officer

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

EXHIBIT A

UNDERWRITING RESULTS - GROUP

The following table provides our group underwriting results for the periods indicated. Underwriting income (loss) is a pre-tax measure of underwriting profitability that takes into account net premiums earned and other insurance related income as revenues and net losses and loss expenses, acquisition costs and underwriting-related general and administrative costs as expenses.

Year ended December 31,	2011	% Change	2010	% Change	2009

Revenues:
Gross premiums written	$4,096,153	9%	$3,750,536	5%	$3,587,295
Net premiums written	3,419,434	9%	3,147,540	12%	2,816,429
Net premiums earned	3,314,961	12%	2,947,410	6%	2,791,764
Other insurance related income (loss)	2,396		2,073		(129,681)
Expenses:
Current year net losses and loss expenses	(2,932,513)		(1,990,187)		(1,847,044)
Prior period reserve development	257,461		313,055		423,172
Acquisition costs	(587,469)		(488,712)		(420,495)
Underwriting-related general and administrative expenses(1)	(382,062)		(374,436)		(293,081)

Underwriting income (loss)~~(1)~~(2)	$(327,226)	nm	$409,203	(22)%	$524,635

General and administrative expenses(1)	$459,151		$449,885		$370,157
Income before income taxes(2)	$61,538		$895,403		$539,861
					.

(1)
Underwriting-related general and administrative expenses is a non-GAAP measure as defined in SEC Regulation G. Our total general and administrative expenses also included $77,089, $75,449 and $77,076 of corporate general and administrative expenses for 2011, 2010 and 2009, respectively; refer to 'Other Expenses (Revenues), Net' for additional information related to these corporate expenses. Also, refer to 'Non-GAAP Financial Measures' for further information.

(2)
Group (or consolidated) underwriting income (loss) is a non-GAAP financial measure as defined in SEC Regulation G. Refer to Item 8, Note 3 to the Consolidated Financial Statements, for a reconciliation of consolidated underwriting income (loss) to the nearest GAAP financial measure ~~“I~~(income before income taxes)~~”~~ for the periods indicated above. Also, refer to 'Non-GAAP Financial Measures' for additional information related to the presentation of consolidated underwriting income (loss).

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

NON-GAAP FINANCIAL MEASURES

In this report, we have presented operating income (loss), consolidated underwriting income (loss) and underwriting-related general and administrative expenses, which ~~is a~~ are “non-GAAP financial measures” as defined in Regulation G.

Operating income (loss) represents after-tax operational results without consideration of after-tax net realized investment gains (losses) and foreign exchange losses (gains). ~~In addition, we have presented~~ We also present diluted operating earnings (loss) per share and operating return on average common equity (“operating ROACE”), which are derived from the non-GAAP operating income (loss) measure.

Consolidated underwriting income (loss) is a pre-tax measure of underwriting profitability that takes into account net premiums earned and other insurance related income as revenues and net losses and loss expenses, acquisition costs and underwriting-related general and administrative costs as expenses. Underwriting-related general and administrative expenses include those general and administrative expenses that are incremental and/or directly related to our individual underwriting operations. While these measures are presented in Item 8, Note 3 to our Consolidated Financial Statements, they are considered non-GAAP financial measures when presented elsewhere on a consolidated basis.
~~These measures~~ Operating income (loss), operating income (loss) per diluted share and operating ROACE can be reconciled to the nearest GAAP financial measures as follows:

Year ended December 31,	2011	2010	2009

Net income available to common shareholders	$9,430	$819,848	$461,011
Net realized investment (gains) losses, net of tax(1)	(119,736)	(193,124)	305,230
Foreign exchange losses (gains), net of tax(2)	(43,606)	(15,382)	30,554

Operating income (loss)	$(153,912)	$611,342	$796,795

Net income per share - diluted	$0.07	$6.02	$3.07
Net realized investment (gains) losses, net of tax	(0.93)	(1.42)	2.03
Foreign exchange losses (gains), net of tax	(0.34)	(0.11)	0.20
Adjustment for anti-dilutive securities(3)	(0.06)	—	—

Operating income (loss) per share - diluted	$(1.26)	$4.49	$5.30

Weighted average common shares and common share equivalents - diluted, for net income(4)	128,122	136,199	150,371

Weighted average common shares and common share equivalents - diluted, for operating income (loss)	122,499	136,199	150,371

Average common shareholders' equity	$5,034,525	$5,062,607	$4,480,642

ROACE	0.2%	16.2%	10.3%

Operating ROACE	(3.1)%	12.1%	17.8%

(1)
Tax (cost) benefit of ($1,703), ($1,974) and $6,354 for 2011, 2010 and 2009, respectively. Tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors including the ability to utilize capital losses.

(2)
Tax cost of $976, $153 and $1,993 for 2011, 2010 and 2009, respectively. Tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors including the tax status of specific foreign exchange transactions.

(3)	For operating loss per share purposes, we have excluded the impact of otherwise anti-dilutive securities.

(4)	Refer to Note 12 to the Consolidated Financial Statements for further details on the dilution calculation.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

Effective April 1, 2011, we amended our definition of operating income (loss) to exclude after tax foreign exchange losses (gains). Accordingly, we have restated all prior period operating income, diluted operating earnings per share and operating return on average common equity amounts herein to reflect this change.
A reconciliation of consolidated underwriting income (loss) to income before income taxes (the nearest GAAP financial measure) can be found in Item 8, Note 3 to the Consolidated Financial Statements. Underwriting-related general and administrative are reconciled to general and administrative expenses (the nearest GAAP financial measure) within 'Underwriting Results - Group'.

We present our results of operations in the way we believe will be most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. This includes the presentation of “operating income (loss)”~~,~~ (in total and on a per share basis), ~~and~~ “annualized operating return on average common equity” (which is based on the “operating income (loss)” measure) and "consolidated underwriting income (loss)", which incorporates "underwriting-related general and administrative expenses".

Operating Income (Loss)
Although the investment of premiums to generate income and realized investment gains (or losses) is an integral part of our operations, the determination to realize investment gains (or losses) is independent of the underwriting process and is heavily influenced by the availability of market opportunities. Furthermore, many users believe that the timing of the realization of investment gains (or losses) is somewhat opportunistic for many companies.
Foreign exchange losses (gains) in our Consolidated Statements of Operations are primarily driven by the impact of foreign exchange rate movements on net insurance related-liabilities. However, this movement is only one element of the overall impact of foreign exchange rate fluctuations on our financial position. In addition, we recognize unrealized foreign exchange losses (gains) on our available-for-sale investments in other comprehensive income and foreign exchange losses (gains) realized upon the sale of these investments in net realized investments gain (losses). These unrealized and realized foreign exchange rate movements generally offset a large portion of the foreign exchange losses (gains) reported separately in earnings, thereby minimizing the impact of foreign exchange rate movements on total shareholders' equity. As such, the Statement of Operations foreign exchange losses (gains) in isolation are not a fair representation of the performance of our business.

In this regard, certain users of our financial statements evaluate earnings excluding after-tax net realized investment gains (losses) and foreign exchange losses (gains) to understand the profitability of recurring sources of income.

We believe that showing net income available to common shareholders exclusive of net realized gains (losses) and foreign exchange losses (gains) reflects the underlying fundamentals of our business. In addition, we believe that this presentation enables investors and other users of our financial information to analyze performance in a manner similar to how our management analyzes the underlying business performance. We also believe this measure follows industry practice and, therefore, facilitates comparison of our performance with our peer group. We believe that equity analysts and certain rating agencies that follow us, and the insurance industry as a whole, generally exclude realized gains (losses) and foreign exchange losses (gains) from their analyses for the same reasons.

Consolidated Underwriting Income (Loss)/Underwriting-Related General and Administrative Expenses

Corporate expenses include holding company costs necessary to support our worldwide (re)insurance operations and costs associated with operating as a publicly-traded company. As these costs are not incremental and/or directly attributable to our individual underwriting operations, we exclude them from underwriting-related general and administrative expenses and, therefore, consolidated underwriting income (loss). Interest expense and financing costs primarily relate to interest payable on our senior notes and are excluded from consolidated underwriting income (loss) for the same reason.

We evaluate our underwriting results separately from the performance of our investment portfolio. As such, we believe it appropriate to exclude net investment income and net realized investment gains (losses) from our underwriting profitability measure.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

As noted above, foreign exchange losses (gains) in our Consolidated Statement of Operations primarily relate to our net insurance-related liabilities. However, we manage our investment portfolio in such a way that unrealized and realized foreign exchange rate gains (losses) on our investment portfolio generally offset a large portion of the foreign exchange losses (gains) arising from our underwriting portfolio. As a result, we believe that foreign exchange losses (gains) are not a meaningful contributor to our underwriting performance and, therefore, exclude them from consolidated underwriting income (loss).

We believe that presentation of underwriting-related general and administrative expenses and consolidated underwriting income (loss) provides investors with an enhanced understanding of our results of operations, by highlighting the underlying pre-tax profitability of our underwriting activities.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

EXHIBIT B

18.	STATUTORY FINANCIAL INFORMATION
Our (re)insurance operations are subject to insurance and/or reinsurance laws and regulations in the jurisdictions in which they operate, the most significant of which include~~ing~~ Bermuda, Ireland and the United States. These regulations include certain restrictions on the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities.
The ~~unaudited~~ statutory capital and surplus ~~for our principal operating subsidiaries~~ in each of our most significant regulatory jurisdictions at December 31, 2011 and 2010 was as follows:

	Bermuda		Ireland		United States
At December 31,	2011(1)	2010	2011(1)	2010	2011(1)	2010

Required statutory capital and surplus	$2,004,439	$1,719,284	$262,879	$212,767	$325,998	$317,588
Actual statutory capital and surplus	$3,887,670	$4,206,359	$820,891	$814,032	$1,237,046	$1,141,176

(1)	Information is based on current estimates of statutory filing amounts.
Our U.S. operations required statutory capital and surplus is determined using risk based capital tests, which is the threshold that constitutes the authorized control level. If a company falls below the control level, the commissioner is authorized to take whatever regulatory actions considered necessary to protect policyholders and creditors. The maximum dividend that may be paid by our U.S. insurance subsidiaries is restricted by the regulatory requirements of the domiciliary states. Generally, the maximum dividend that may be paid by each of our U.S. insurance subsidiaries is limited to unassigned surplus (statutory equivalent of retained earnings) and may also be limited to statutory net income, net investment income or 10% of total statutory capital and surplus. At December 31, 2011, the maximum dividend that our U.S. insurance operations could pay without regulatory approval was approximately $124 million.
Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda, our Bermuda subsidiary, AXIS Specialty Bermuda is restricted as to the payment of dividends and/or distributions for amounts greater than 25% of the prior year's statutory capital and surplus whereby a signed affidavit by at least two members of the Board of Directors attesting that a dividend and/or distribution in excess of this amount would not cause the company to fail to meet its relevant margins is required. At December 31, 2011, the maximum dividend/distribution AXIS Specialty Bermuda could pay, without a signed affidavit, having met minimum levels of statutory capital and surplus requirements, was approximately $1 billion.
Our Irish subsidiaries, AXIS Specialty Europe and AXIS Re Ltd., are required to maintain minimum levels of statutory and capital surplus. At December 31, our subsidiaries were in compliance with these requirements. Our Irish subsidiaries may declare dividends out of retained earnings subject to meeting their solvency and capital requirements. At December 31, 2011, the maximum dividend our Irish subsidiaries could pay out of retained earnings, subject to regulatory approval, was approximately $89 million.
Our operating subsidiaries in Bermuda and the United States maintain branch offices in Singapore and Canada, respectively. Our Irish operating subsidiaries maintain branch offices in Switzerland, Australia and the United Kingdom. As branch offices are not considered separate entities for regulatory purposes, the required and actual statutory capital and surplus amounts for each jurisdiction in the table above include amounts related to the applicable branch offices. Our Singaporean, Australian and Canadian branch offices are subject to additional minimum capital or asset requirements in their countries of domicile. At December 31, 2010 and 2011, the actual capital/assets for each of these branches exceeded the relevant local regulatory requirements.
Total statutory net income of our operating subsidiaries was $99 million, $921 million, $685 million for 2011, 2010 and 2009, respectively. The difference between statutory financial statements and statements prepared in accordance with U.S. GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, goodwill and intangible assets, unrealized appreciation on debt securities or certain unauthorized reinsurance recoverables.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
August 21, 2012

EXHIBIT C

Other Investments

As a practical expedient, we estimate fair values for hedge and credit funds using NAVs as advised by external fund managers or third party administrators. For each of our hedge and credit funds, the NAV is based on the manager's or administrator's valuation of the underlying holdings in accordance with the fund's governing documents and in accordance with U.S. GAAP. For any funds for which we have not yet received a NAV concurrent with our period end date, we record an estimate of the change in fair value for the period subsequent to the most recent NAV. Such estimates are based on return estimates for the period between the most recently issued NAV and the period end date; these estimates are obtained from the relevant fund managers. Accordingly, we do not have a reporting lag in our fair value measurements for these funds. Historically, our valuation estimates incorporating these return estimates have not significantly diverged from the subsequent NAVs.

Within the hedge and credit fund industries, there is a general lack of transparency necessary to facilitate a detailed independent assessment of the values placed on the securities underlying the NAV provided by the fund manager or fund administrator. To address this, on a quarterly basis, we perform a number of monitoring procedures designed to assist us in the assessment of the quality of the information provided by managers and administrators. These procedures include, but are not limited to, regular review and discussion of each fund's performance with its manager, regular evaluation of fund performance against applicable benchmarks and the backtesting of our fair value estimates against subsequently received NAVs. Backtesting involves comparing our previously reported values for each individual fund against NAVs per audited financial statements (for year-end values) and final NAVs from fund managers and fund administrators (for interim values).

For our hedge and credit fund investments with liquidity terms allowing us to fully redeem our holdings at the applicable NAV in the near term, we have classified these investments as Level 2. Certain investments in hedge and credit funds have redemption restrictions (see Note 3 for further details) that prevent us from redeeming in the near term and therefore we have classified these investments as Level 3.

At June 30, 2012, the CLO - Equities were classified within Level 3 as we estimated the fair value for these securities using an income approach valuation technique (internal discounted cash flow model) due to the lack of observable and relevant trades in the secondary markets.